Writer's Direct Dial: +44 (0) 207 614 2237
E-Mail: ssperber@cgsh.com

August 1, 2011

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

Re:	Comment Letter—Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2010

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Frank Wyman in connection with the comment letter dated July 26, 2011 relating to Prudential’s Annual Report on Form 20-F for 2010.  As requested, this is a brief note to indicate that Prudential will seek to respond to the comments by August 23, 2011.

The preparation of a response to staff comment letters typically involves consultation with a number of Prudential business, financial and legal personnel, as well as members of the Prudential audit team from KPMG Audit Plc and outside counsel, and also entails internal coordination with Prudential’s Disclosure Committee and Audit Committee.  As this process will necessarily take place after Prudential’s interim results are published on August 5, 2011, when a large number of such stakeholders will be on annual summer vacation, arranging for this involvement in order to meet the requested deadline may be difficult.

You can reach either myself, or my colleagues Aseet Dalvi and Shana Simmons, at my number above.  Please do not hesitate to contact us if you have any questions or if we might be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Nic Nicandrou, Prudential Public Limited Company
Mr. David Martin, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Mr. Aseet Dalvi, Cleary Gottlieb Steen & Hamilton LLP
Ms. Shana Simmons, Cleary Gottlieb Steen & Hamilton LLP